UNITED STATED

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 1

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS A COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-10-3

(CUSIP Number)

Robert A. Singer

Brooks Pierce, McLendon, Huumphrey & Leonard, LLP

2000 Renaissance Plaza

230 North Elm Street

Greensboro, NC 27401

(336) 271-3123

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 5 Pages

(1)	Name of reporting persons LEWIS R. HOLDING REVOCABLE TRUST UNDER AGREEMENT DATED FEBRUARY 10, 2005, AS AMENDED
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO; AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization North Carolina
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) -0-%
(14)	Type of reporting person (see instructions) OO

This Amendment No. 1 amends the Reporting Person’s original Schedule 13D dated August 29, 2009, to report that the Reporting Person no longer beneficially owns more than 5% of the Issuer’s Class A Common Stock.

Item 1. Security and Issuer

The Schedule 13D which is being amended relates to the Class A Common Stock, $1 par value per share (“Class A Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2. Identity and Background

The Schedule 13D which is being amended is filed by the LEWIS R. HOLDING REVOCABLE TRUST (the “LRH Trust”), through its current trustee, The Fidelity Bank (the “Trustee”). The LRH Trust originally was created by Lewis R. Holding, as grantor and initial trustee, under North Carolina law as a revocable trust under agreement dated February 10, 2005, as amended. The current Trustee assumed all duties and responsibilities as trustee upon Mr. Holding’s death.

The mailing address for the LRH Trust is c/o The Fidelity Bank, Trustee, Trust and Investment Management Department, Post Office Box 129, Fuquay-Varina, North Carolina 27526, which is also the mailing address of the Trustee.

The LRH Trust was created under North Carolina law, and the Trustee is a commercial bank organized under the laws of North Carolina.

Item 5. Interest in Securities of the Issuer

The LRH Trust previously held an aggregate of 518,232 shares of Class A Common Stock, constituting 6.0% of the outstanding shares of Class A Common Stock (based on a total of 8,603,389 shares as of December 17, 2012). Under the agreement creating the LRH Trust, the Trustee was required to vote the shares of Class A Common Stock as directed by Carmen Holding Ames (the beneficiary of a separate trust which is the remainder beneficiary of the LRH Trust) during her lifetime, while the Trustee had sole dispositive power with respect to assets of the LRH Trust. As a result, the LRH Trust, through its Trustee, had sole dispositive power, but no voting power, with respect to the shares of Class A Common Stock it held. Ms. Ames had sole voting power, and was considered to have no dispositive power, with respect to the shares.

Ms. Ames separate Schedule 13D previously reflected that she beneficially owned, or may have been deemed to beneficially own, an aggregate of 962,688 shares of the Class A Common Stock, including the 518,232 shares held by the LRH Trust.

On December 20, 2012, at the request of Ms. Ames, the Trustee sold all shares of Class A Common Stock previously held by the LRH Trust at a price of $140.00 per share to accredited investors in privately negotiated transactions. Following those transactions, the LRH Trust holds no shares of Class A Common Stock. Except as described above, during the 60 days preceding the filing of this Schedule 13D/A the LRH Trust did not effect any transactions in Class A Common Stock.

The Trustee of the LRH Trust also serves as trustee of three other, separate trusts which also previously held shares of Class A Common Stock. Ms. Ames is the beneficiary of each of those three trusts, one of which is the remainder beneficiary of the LRH Trust. The LRH Trust previously has disclaimed voting and dispositive power over the shares of Class A Common Stock held by those three other trusts. On December 20, 2012, each of those other trusts, acting at Ms. Ames direction, also sold all shares of Class A Common Stock they owned to accredited investors in privately negotiated transactions. The numbers of shares (which also are included in the shares previously reported as beneficially owned by Ms. Ames), and percentages of total outstanding shares, of Class A Common Stock previously held by each of those three other trusts were as follows:

Holder of Shares	Total Number of Shares	Percentage of Outstanding Shares (1)
Irrevocable Trust 1976 dated January 17, 2011 (2)	12,400	(3)
Irrevocable Trust 1979 dated January 17, 2011 (2)	110,400	1.3%
Irrevocable Trust 1990 dated January 17, 2011 (2)	294,040	3.4%

Total	416,840	4.8%

(1)	Based on 8,603,389 total outstanding shares (as of December 17, 2012).
(2)	The trust agreement pertaining to each trust required that the trustee vote the shares of Class A Common Stock as directed by Ms. Ames during her lifetime. The trustee had dispositive power over the trusts’ assets, but, during her lifetime, Ms. Ames could elect to direct investments of the trusts’ assets.
(3)	Less than 1.00%.

The assets of the LRH Trust include shares of the capital stock of various other entities, including Southern BancShares (N.C.), Inc. (22.3% of outstanding common stock), Twin States Farming, Inc. (1.8% of outstanding common stock), and Yadkin Valley Company (26.7% of outstanding common stock). Those other entities collectively hold an aggregate of 173,758 shares of Class A Common Stock. It is believed that the LRH Trust does not control those other entities, and the LRH Trust disclaims voting and dispositive power over the shares of Class A Common Stock held by those entities.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned Trustee, by and through its undersigned officer thereunto duly authorized, and in its capacity as Trustee of the LRH Trust, certifies that the information set forth in this statement is true, complete and correct.

By its execution hereof, by and through its undersigned officer thereunto duly authorized, the undersigned executes this Schedule 13D on behalf, and in its capacity as Trustee, of the LRH Trust.

December 20, 2012	LEWIS R. HOLDING REVOCABLE TRUST
UNDER AGREEMENT DATED FEBRUARY 10, 2005

BY: THE FIDELITY BANK, TRUSTEE

By:	/S/ Kyle S. Winder
Kyle S. Winder Managing Director of Trust and Investment Management